Exhibit 12(a)
PPL CORPORATION AND SUBSIDIARIES COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS (Millions of Dollars)

	2009	2008	2007	2006	2005
Earnings, as defined:
Income from Continuing Operations Before Income Taxes	$596	$1,357	$1,281	$1,099	$780
Less earnings of equity method investments	2	1	3	4	5
Distributed income from equity method investments	2	1	5	3	5
	596	1,357	1,283	1,098	780

Total fixed charges as below	513	568	609	559	569
Less:
Capitalized interest and interest component of AFUDC	45	59	58	24	9
Preferred security distributions of subsidiaries on a pre-tax basis	24	27	23	24	5
Interest expense related to discontinued operations	5	8	33	36	37
Total fixed charges included in Income from Continuing Operations Before Income Taxes	439	474	495	475	518

Total earnings	$1,035	$1,831	$1,778	$1,573	$1,298

Fixed charges, as defined:
Interest on long-term debt	$397	$478	$522	$482	$480
Interest on short-term debt and other interest	34	28	35	13	29
Amortization of debt discount, expense and premium - net	15	12	8	11	23
Estimated interest component of operating rentals	42	22	21	29	32
Preferred securities distributions of subsidiaries on a pre-tax basis	24	27	23	24	5
Fixed charges of majority-owned share of 50% or less-owned persons	1	1

Total fixed charges (a)	$513	$568	$609	$559	$569

Ratio of earnings to fixed charges	2.0	3.2	2.9	2.8	2.3
Ratio of earnings to combined fixed charges and preferred stock dividends (b)	2.0	3.2	2.9	2.8	2.3

(a)	Interest on unrecognized tax benefits is not included in fixed charges.
(b)
PPL, the parent holding company, does not have any preferred stock outstanding; therefore, the ratio of earnings to combined fixed charges and preferred stock dividends is the same as the ratio of earnings to fixed charges.